Exhibit 99.1

Changyou.com Announces Formation of Independent Special Committee to Review Preliminary Non-Binding Proposal to Acquire the Company

BEIJING, China, October 17, 2019 - Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that its board of directors (the “Board”) has formed a special committee (the “Special Committee”) consisting of Dr. Xiao Chen and Mr. Charles Chan, each an independent director, to review and evaluate a previously-announced non-binding proposal that the Board received on September 9, 2019 from Sohu.com Limited (“Sohu”)(NASDAQ: SOHU), a Cayman Islands company and the ultimate controlling shareholder of Changyou, to acquire all of the outstanding Class A ordinary shares of Changyou, including Class A ordinary shares represented by American depositary shares (“ADSs”), each representing two Class A ordinary shares, that are not already owned by Sohu for a purchase price of $5.00 per Class A ordinary share, or $10.00 per ADS, in cash (the “Proposal”). The Special Committee has retained Houlihan Lokey (China) Limited as its financial advisor and Skadden, Arps, Slate, Meagher & Flom as its United States legal counsel in connection with its review and evaluation of the Proposal.

The Company cautions its shareholders and others that the Proposal is non-binding and incomplete, and that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal.

Safe Harbor Statement

This announcement may contain forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The Company cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that Sohu will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and Sohu; or that the Proposed Transaction or any other similar transaction will be approved or consummated.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Limited (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel:    +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

E-mail: lbergkamp@ChristensenIR.com

2